Mail Stop 4561

February 20, 2008

By U.S. Mail and facsimile to (254) 741-6017

Brian D. Pardo
President and Chief Executive Officer
Life Partners Holdings, Inc.
204 Woodhew
Waco, TX 76712

      Re: **Life Partners Holdings, Inc.**
               Form 10-K for Fiscal Year Ended February 28, 2007
               File No. 000-07900

Dear Mr. Pardo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with your proposed disclosures. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Critical Accounting Estimates, Assumptions and Policies, page 16

1.   Refer to Section V of Release No. 33-8350 and revise this section to address the following for each critical accounting policy presented in your disclosure:

- Specifically identify why each policy is considered critical by management.

- Discuss if you could have selected estimates in the current period that would have had a materially different impact on your financial presentation.

- Discuss why your accounting estimates bear the risk of change and describe the potential impact on your financial statements.

- Discuss how accurate your estimates and assumptions have been in the past and quantify any differences between your estimates and actual events, if applicable.

- Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

Consolidated Statements of Income, page 30

2.   The adjustment presented in your income statement related to your adoption of FSP FTB 85-4-1 does not appear to comply with paragraph 22 of that standard. Please revise this statement, the Consolidated Statements of Shareholder's Equity and the Consolidated Statements of Cash Flows, or advise.

(2) Summary of Significant Accounting Policies

General

3.   On page 14, you disclose that in certain instances, you have repurchased interests in policies to settle claims. Please revise to disclose your policies for determining when the company will repurchase interests in policies to settle claims, and how you determine the amounts to accrue related to these repurchases.

Investment in Life Insurance Policies, page 33

4.   Please revise to disclose your policy for determining whether there has been impairment to the life insurance policies you hold for investment, and specifically disclose how you consider the factors included in paragraph 7 of FSP FTB 85-4-1 in determining whether any impairment has occurred. Additionally, please include a discussion of this estimate in your critical accounting policies disclosure.

5.   You disclose here that you account for your investment in life insurance policies using the investment method under FSP FTB 85-4-1. However, you disclose on

> page 14 that repurchased life insurance policies are recorded at fair value with the excess amounts paid charged to settlement expense, which appears to be the fair value method. Please clarify which method you use to account for these repurchased policies. If you are using the investment method to account for these policies, please clarify how you are following the guidance of paragraphs 6 and 7 of FSP FTB 85-4-1.

Impairment of Long Lived Assets, page 34

6. Please revise your disclosure to state, if true, that you assess your long lived assets for impairment under SFAS 144, which superseded SFAS 121 in 2001.

(4) Investments in Securities, page 36

7. Please revise to disclose the information required by paragraph 5(c) of FASB Staff Position Nos. FAS 115-1 and FAS 124-1.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your amended filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant